NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
                    August 31, 2006
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NaviSite, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Ladies and Gentlemen:
     Submitted herewith for filing on behalf of NaviSite, Inc. (the “Company”) is an Amendment No. 1 to Registration Statement on Form S-3 relating to 3,514,933 shares of the Company’s Common Stock issuable upon exercise of warrants issued by the Company to the selling stockholders.
     This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company previously paid the registration fee.
     The Company is aware of its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of securities specified in the Amendment No. 1 to Registration Statement on Form S-3 and may make an oral request that the Registration Statement be declared effective pursuant to Rule 461 under the Securities Act.
     Please contact the undersigned at (978) 682-8300 with any questions or comments you may have regarding this filing.

Very truly yours,
/s/ Monique Cormier

Monique Cormier

Enclosures
cc: Thomas B. Rosedale, Esq.